October 31, 2008

**Mail Stop 3561**

Detlef Hilbig
Chief Executive Officer
2200B Douglas Blvd.
Suite 100
Roseville, CA  95661

**Re:**   **Inform, Inc.**
       **Form 1-A**
       **Filed October 27, 2008**
       **File No. 24-10223**

Dear Dr. Hilbig:

        We have completed a preliminary reading of your offering statement on Form 1-A.
It appears that your document fails to comply with the requirements of the Securities Act of
1933, the rules and regulations under that Act, and the requirements of Form 1-A, as
described below.  For this reason, we will not further process the filing until these material
deficiencies are addressed.

        You have presented a balance sheet as of December 31, 2008, please revise to
correct the date.

        We note you have presented organizational expense as an asset on the balance
sheet.  Revise to write these costs off because organizational costs should be expensed as
incurred.  Refer to the guidance of SOP 98-5.  State that the financial statements have
been restated and provide the footnote disclosures required by SFAS 154.

        Provide footnotes to the financial statements.

        Update to provide interim financial statements and footnotes as of and for the six
months ended June 30, 2008.

* * * * *

        As long as it remains in its current form, we will not recommend acceleration of the
qualification date of the offering statement.  Also note that should the offering statement

become qualified in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.   We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.   Feel free to call us at (202) 551-3790 with any questions.  We look forward to working with you to address these concerns.

Sincerely,

John D. Reynolds
Assistant Director

cc:     Craig Christensen, Esq., by fax

Cathy Halvorson
391 NW 179[th] Avenue
Aloha, OR  97006